FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of August 2005

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto and incorporated by reference herein is Registrant’s proxy statement and proxy card with respect to a Special General Meeting to be held August 30, 2005.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) BY: /S/ Rachel Prishkolnik —————————————— Rachel Prishkolnik Corporate Secretary

Dated: August 8, 2005

GILAT SATELLITE NETWORKS LTD. Gilat House 21 Yegia Kapayim St. Kiryat Arye Petah Tikva 49130, Israel

NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS

To be held on August 30, 2005

To our Shareholders:

The Special General Meeting of Shareholders of Gilat Satellite Networks Ltd. (“Gilat”, “we”, “our” or the “Company”) will be held at the offices of the Company at 21 Yegia Kapayim Street, Kiryat Arye, Petach Tikva 49130, Israel, on August 30, 2005, at 10:00 a.m. local time (the “Meeting”) for the following purposes:

1.	Electing one external director as required under Israeli law to serve for a term of three years and until his or her respective successor is duly elected and qualified.

2.	Electing five members to the board of directors to serve until the Company’s next Annual General Meeting.

3.	Approving the nomination of Mr. Amiram Levinberg, Chairman of the board of directors, to serve also as the Chief Executive Officer.

4.	Approving amendments to our articles of association in order to permit indemnification of our directors and officers to the fullest extent permitted by law.

5.	Approval of indemnification letter agreements in favor of our directors and officers.

6.	Approving an amendment to the stock option agreements of the certain past and present directors of the Company.

7.	Approving remuneration and a bonus to be paid to Israel Literage & Supply Co. Ltd., a company controlled by Mr. Shlomo Rodav, the former Chairman and Chief Executive Officer of the Company.

        Pursuant to our Articles of Association, the board of directors has fixed the close of business on July 27, 2005 as the date for determining the holders of record of ordinary shares of the Company entitled to receive notice of and to vote at the Meeting and any adjournments thereof.

        You are cordially invited to attend the Meeting in person, as our board of directors believes that our shareholders should be represented as fully as possible at the Meeting. However, you may instead vote your ordinary shares by proxy as further explained in the attached Proxy Statement. Whether or not you plan to be present, kindly complete and sign the enclosed proxy exactly as your name appears on the envelope containing this Notice of Meeting and mail it to the address shown on the enclosed proxy. Only proxies that will be received at the indicated address no later than 12:00 p.m., New York City time, on August 29, 2005, will be deemed received in a timely fashion and the votes therein shall be recorded. No postage is required if mailed in the United States. If you attend the Meeting, you can revoke your proxy and vote your shares in person.

        Joint holders of ordinary shares should take note that, pursuant to our articles of association, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) of the share, and for this purpose seniority will be determined by the order in which the names are registered in the Company’s share register.

By Order of the board of directors, Amiram Levinberg Chairman of the board of directors

August 3, 2005

GILAT SATELLITE NETWORKS LTD.
Gilat House
21 Yegia Kapayim St.
Kiryat Arye
Petah Tikva 49130, Israel

SPECIAL GENERAL MEETING OF SHAREHOLDERS

To be held on August 30, 2005

PROXY STATEMENT

        This Proxy Statement is furnished to the holders of ordinary shares of Gilat Satellite Networks Ltd. (“Gilat” or the “Company”), par value NIS 0.20 per share, in connection with the solicitation of proxies by the board of directors of the Company for use at the Special General Meeting of Shareholders of the Company to be held at the offices of the Company at 21 Yegia Kapayim Street, Kiryat Arye, Petach Tikva 49130, Israel, on August 30, 2005, at 10:00 a.m. local time, and thereafter as it may be adjourned from time to time (the “Meeting”). The Notice of Meeting, this Proxy Statement and the proxies solicited hereby are first being sent or delivered to our shareholders on or about August 3, 2005. Unless the context otherwise requires, references in this Proxy Statement to “Gilat”, the “Company”, “we” or “our” refer to Gilat Satellite Networks Ltd.

        At the Meeting, our shareholders will be asked to:

(i)	Elect one external director as required under Israeli law to serve for a term of three years and until his or her respective successor is duly elected and qualified.

(ii)	Elect five members to the board of directors to serve until the Company’s next Annual General Meeting.

(iii)	Approve the nomination of Mr. Amiram Levinberg, Chairman of the board of directors, to serve also as the Chief Executive Officer.

(iv)	Approve amendments to our articles of association in order to permit indemnification of our directors and officers to the fullest extent permitted by law.

(v)	Approve indemnification letter agreements in favor of our directors and officers.

(vi)	Approve an amendment to the stock option agreements of the certain past and present directors of the Company.

(vii)	Approve remuneration and a bonus to be paid to Israel Literage & Supply Co. Ltd., a company controlled by Mr. Shlomo Rodav, the former Chairman and Chief Executive Officer of the Company.

        Voting at the Meeting

        Shareholders can vote their ordinary shares at the Meeting in person or by appointing a proxy. A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. Upon the receipt of a properly signed and dated proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares represented thereby in accordance with the instructions of the shareholder indicated thereon, or, if no direction is indicated, in accordance with the recommendations of our board of directors. We know of no other matters to be submitted at the Meeting other than as specified in the Notice of Special General Meeting of Shareholders included with this Proxy Statement. Ordinary shares represented by executed and unrevoked proxies will be voted on at the Meeting.

        Shareholders who hold their ordinary shares in “street name”, through a broker or other nominee, must request a legal proxy from their broker or other nominee to vote in person at the Meeting.

        Abstentions with respect to any of the matters submitted to shareholders will not be included in the number of shares deemed to have voted on such matters at the Meeting and will therefore have no effect on the outcome of the vote with respect to such matters, although abstentions will be counted to determine if a quorum is present.

        Solicitation of Proxies

        We will bear all expenses of this solicitation. In addition to the solicitation of proxies by mail, our directors, officers and employees, without receiving additional compensation therefore, may solicit proxies by telephone, facsimile, in person or by other means. Brokerage firms, nominees, fiduciaries and other custodians have been requested to forward proxy solicitation materials to the beneficial owners of our ordinary shares held of record by such persons, and we will reimburse such brokerage firms, nominees, fiduciaries and other custodians for reasonable out-of-pocket expenses incurred by them in connection therewith.

        Revocation of Proxy

        Even after signing and delivering the enclosed proxy card, the proxy may be revoked prior to its being voted, by:

(i)	delivering to us, before the time fixed for the Meeting, a written instrument signed by the shareholder, which instrument, by its terms, revokes the proxy;

(ii)	duly executing a subsequent proxy relating to the same shares and delivering it to us before the time fixed for the Meeting; or

(iii)	attending the Meeting in person and giving written notice of revocation to the Chairman of the Meeting or casting a vote at such meeting prior to the proxy being voted.

        Attendance at the Meeting without complying with the above procedures will not constitute a revocation of a proxy. Any written instrument revoking a proxy should be received, no later than 12:00 p.m., New York City time, on August 29, 2005, by Gilat Satellite Networks Ltd., c/o American Stock Transfer & Trust Company, 6201 15th Ave., Brooklyn, NY 11219, Attention: Geraldine Lippman.

        Shareholders Entitled to Vote

        Only holders of record of ordinary shares at the close of business on July 27, 2005, are entitled to receive notice of and to vote at the Meeting. Each Ordinary Share is entitled to one vote on each matter to be voted on at the Meeting. Our articles of association do not provide for cumulative voting for the election of the directors or for any other purpose.

        Required Votes

        With the exception of the election of the external director, all of the resolutions being proposed to the shareholders all require the affirmative vote of a majority of our ordinary shares voted on in person or by proxy at the Meeting. The election of external directors requires the affirmative vote of a majority of our ordinary shares voted on in person or by proxy at the Meeting, provided that such majority includes at least one-third of the votes of the non-Controlling shareholders (as defined below) of the company who are voting on this matter at the Meeting.  This approval requirement need not be met if the aggregate shareholdings of those non-Controlling shareholders who vote against the election of the external directors represent one percent or less of all the voting power of the company.

        “Controlling” for the purpose of the preceding paragraph means the ability to direct the acts of the Company.  Any person holding one half or more of the voting power of the Company or of the right to appoint directors or the Chief Executive Officer is presumed to have control of the Company.

        The votes of all shareholders voting on the matters, in person or by proxy, will be counted. The count shall not take abstentions into account.

        Quorum

        The presence, in person or by properly executed proxy, of two or more holders of an aggregate of at least one-quarter of the voting power of the Company, is necessary to constitute a quorum at the Meeting. If within one-half of an hour from the time appointed for the Meeting there is not present at the Meeting, in person or by proxy, at least two or more holders of an aggregate of more than one-quarter of the voting power of the Company, a quorum will not be present and the Meeting will be adjourned to the same day in the next week, at the same time and place, or to such day and at such time and place as the Chairman of the Meeting may determine with the consent of a majority of the voting power present at the meeting, in person or by proxy, and voting on the question of adjournment.

        Shares Outstanding

        As of July 20, 2005, the Company had 22,486,728 ordinary shares outstanding. American Stock Transfer & Trust Company is the transfer agent and registrar for our ordinary shares.

        AFTER CAREFUL CONSIDERATION, OUR BOARD OF DIRECTORS HAS APPROVED THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT AND RECOMMENDS THAT OUR SHAREHOLDERS VOTE “FOR” EACH OF THE PROPOSALS.

I.    PRINCIPAL SHAREHOLDERS

        The following table sets forth certain information with respect to the beneficial ownership of ordinary shares as of July 20, 2005 (including options exercisable within 60 days) with respect to: (i) each person who is believed by us to be the beneficial owner of more than 5% of the ordinary shares; and (ii) all directors and officers as a group. The information in this table is based on 22,486,728 ordinary shares outstanding as of July 20, 2005. Except where otherwise indicated, we believe, based on information furnished by the owners, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such shares, subject to any applicable community property laws.

Name and Address	Number of Ordinary Shares Beneficially Owned	Percent of Ordinary Shares Outstanding

Bank Hapoalim B.M (1)(2)	2,052,428	9.13
York Capital Management (1)(2)(3)	3,302,428	14.69
Eliezer Fishman (1)(4)	2,112,523	9.39
Mivtach Shamir Finance Ltd. (1)(2)	2,216,945	9.86
All officers and directors as a group
(13 persons)(5)	201,870	0.90

(1)	Based on Schedule 13D filings and reports provided to the Company.

(2)	As of July 20, 2005, the Company has an outstanding loan from York Capital Management in the approximate amount of $70.4 million. On July 18, 2005, York Capital Management (“York”) purchased the aforementioned loan from Bank Hapoalim. The loan terms include the right to a warrant to convert the outstanding amount of the loan into 9,552,983 shares as of the Record Date. The calculation of the number of shares underlying the warrant is based on a formula that is subject to change. In addition, Bank Hapoalim provided York with an option to purchase 1,000,809 shares at $6.30 per share for a period of two years. York controls the option right but has agreed to share in the upside of the option as follows: 35% to Bank Hapoalim, 16.68% to Mr. Amiram Levinberg, 11.66% to his brother, Mr. Joshua Levinberg, 21.66% to two other individuals and 15% remains with York. In addition, York has a proxy to vote all 2,052,428 owned by Bank Hapoalim and an additional 1,250,000 owned by Mivtach Shamir Finance Ltd. until July 18, 2007.

(3)	York Capital Management is an investment fund based in New York with approximately $6 billion in assets. York was founded in 1991 and specializes in value oriented and event driven equity and credit investments.

(4)	Mr. Fishman, directly and through members of the Fishman family, beneficially owns Gilat ordinary shares through the following entities (which hold Gilat ordinary shares directly or indirectly through other companies): Fishman Family Properties Management (1988) Ltd. (“FFPM”), Fishman Chains Ltd. (“FC”), Fishman Mifalei Kerur Ltd. (“FMK”), E.T. Fishman Properties (1998) Ltd. (“ETFP”), Hashkaot Kedaiot Ltd. (“HK”), and Fish Et Ltd. (“FE”), all of which are incorporated in Israel. Mr. Fishman, directly and through members of the Fishman family, is the sole shareholder of FFPM, ETFP, HK, and FE and owns 97.5% of FC and 98% of FMK.

(5)	Includes all directors and executive officers as of July 20, 2005.

II.     ELECTION OF ONE EXTERNAL DIRECTOR

        At the Special General Meeting, one external director is to be elected, as required under the Companies Law, who is not currently serving as a director. It is the intention of the persons named in the proxy to vote for the election of the nominee named below. Gilat is unaware of any reason why the nominee, if elected, should be unable to serve as an external director. If such nominee is unable to serve as an external director, the persons named in the proxy will vote the shares FOR the election of such other nominee as the board of directors of Gilat may propose. The nominee listed below has advised the board of directors of Gilat that she intends to serve as an external director if elected, and has submitted a declaration stating that she complies with the requirements imposed by law for the office of external director. The nominee’s compensation for her service as external director will be the same as the compensation provided to all other non-employee directors. For more detail, please see Section VIII “Additional Information: Board Compensation.”

PROPOSAL NO. 1

        The board of directors will propose to the Meeting that the following Ordinary Resolution be adopted:

“RESOLVED, that the election of Dr. Leora Meridor the nominee to the board of directors as external director for a period of three years commencing on August 31, 2005 and ending August 30, 2008, as presented to the Special General Meeting of Shareholders and described in the Company’s Proxy Statement dated August 3, 2005, be, and hereby is, approved.”

        Upon receipt of a properly signed and dated proxy and unless otherwise instructed on the proxy, the persons named in the enclosed proxy will vote the shares represented by the proxy FOR the proposal.

        Nominee for External Director of the Company

        The following information concerning the nominee for external director of the Company is based on the records of the Company and information furnished to it by the nominee:

Dr. Leora Meridor, 57

        Dr. Leora (Rubin) Meridor has served as the chair of the board of Bezeq International since January 2001. She also serves as chair of the board of Walla Comm. Ltd. since February 2001. Between 2001 and 2004, Dr. Meridor served as chair of the board of Poalim Capital Markets Ltd. Between 1996 and 2000 she served as Senior Vice President, Head of Credit & Risk Mgmt. Div. of the First International Bank. From 1992 to 1996 she served as Head of Research at the Bank of Israel. Dr. Meridor has a Ph.D in Economics, an M.Sc in Mathematics and B.Sc in Mathematics and Physics, all from the Hebrew University in Jerusalem. Her studies include a post doctoral year at M.I.T.

(1)	Dr. Leora Meridor has submitted to us a declaration stating that she complies with the requirements imposed by the Companies Law for the office of external director.

II.     APPROVAL OF ELECTION OF FIVE BOARD MEMBERS

        Each of our directors, with the exception of our external directors who serve a three-year term, serves an approximately one-year term from one annual general meeting to the next. On July 18, 2005, six out of seven of our directors resigned in connection with the transfer of Bank Hapoalim’s loan and rights therein to York Capital Management. New directors were appointed to fill the vacancies. Article 39(h) of our Articles of Association enables directors to appoint other directors in order to fill vacancies. Directors so appointed shall hold office, “until the first General Meeting convened after such appointment.” As such, all five directors so appointed on July 18th, are nominated for re-election at this Special General Meeting. These directors, together with the external directors, will constitute the entire board of directors of Gilat. It is the intention of the persons named in the proxy to vote for the election of the nominees named below. Gilat is unaware of any reason why any of the nominees, if elected, should be unable to serve as a director. If any of such nominees are unable to serve, the persons named in the proxy will vote the shares FOR the election of such other nominees as the board of directors of Gilat may propose. All nominees listed below have advised the board of directors of Gilat that they intend to serve as director if elected.

PROPOSAL NO. 2

        At the meeting, the board of directors will propose that the following resolution be adopted:

“RESOLVED, that the election of each of the nominees for election to the board of directors, as presented to the Meeting of Shareholders and described in the Company’s Proxy Statement dated August 3, 2005, be, and hereby is, approved.”

        Upon receipt of a properly signed and dated proxy and unless otherwise instructed on the proxy, the persons named in the enclosed proxy will vote the shares represented by the proxy FOR the proposal.

        Nominees for the Board of Directors of the Company

        The following information concerning the nominees is based on the records of the Company and information furnished to it by the nominees:

Amiram Levinberg, age 50, co-founded Gilat and served as director on our board since Gilat’s inception and until April 2004. Since July 18, 2005, Mr. Amiram has served as the Company’s chairman of the board and chief executive officer. From July 1995 and until April 15, 2003, he served as Gilat’s President. Until 2002, Mr. Levinberg also served as the Company’s Chief Operations Officer. Until July 1995, he served as Gilat’s Vice President of Engineering. In this capacity, he supervised the development of Gilat’s OneWay and Skystar Advantage VSATs. From 1977 to 1987, Mr. Levinberg served in a research and development unit of the Israel Defense Forces, where he managed a large research and development project. He was awarded the Israel Defense Award in 1988. Mr. Levinberg holds a B.Sc. in Electrical Engineering and Electronics and a M.Sc. degree in Digital Communications from the Technion – Israel Institute of Technology. Mr. Levinberg is a shareholder and serves on the boards of: Capital Point, an investment company which is the franchisee of two technological incubators in Israel; Cardboard Industries and Kargal, a cardboard manufacturer in Israel; and on the board of Kasamba, an internet company offering online professional expert advice.

Prior to the closing of the transaction among York Capital Management, Bank Hapoalim and Mivtach Shamir Finance Ltd., a company controlled by Mr. Levinberg and his brother, Mr. Joshua Levinberg, was paid $100,000 by York Capital Management to perform due diligence on the Company. In addition, Mr. Levinberg has a right to certain benefits from options held by York in Gilat shares owned by Bank Hapoalim. For further information on Mr. Levinberg’s relationship with York, please see the Principal Shareholder table and the footnote on York.

Jeremy Blank, age 26, is currently a vice president of York Capital Management, an investment fund based in New York with approximately $6 billion in assets. York was founded in 1991 and specializes in value oriented and event driven equity and credit investments. Previously, Mr. Blank worked as a vice president within Morgan Stanley’s fixed income department and earlier in his career in Morgan Stanley’s mergers and acquisitions department. Mr. Blank graduated from Yeshiva University in New York City with a Bachelor’s degree in Finance.

Udi Ganani, age 53, served as the Chief Executive Officer of the Israel Military Industries from 2002-2005. Prior to that he served in various senior positions in Rafael Armament Development Authority, the last of which was as Vice President of Marketing and Business Development from 1997-2002. Dr. Ganani currently serves as Chairman of the board of Aeronautics Defense Systems. Dr. Ganani holds a Doctorate of Science in chemical engineering from Washington University and a Bachelor of Science in Chemical Engineering from the Technion Institute of Technology in Haifa, Israel.

Karen Sarid, age 54, is a General Manager of Orex Computed Radiography Ltd., a Kodak Company focusing on advanced radiography systems for the digital x-ray market since September 2000. From September 1999 until September 2000 Ms. Sarid served as Chief Financial Officer and a member of the Board of Directors of Forsoft Ltd., a software solutions provider and a subsidiary of the Formula Group. From 1996 until August 1999 Ms. Sarid was Chief Financial Officer and a member of the Board of Directors of ESC Medical Systems Ltd., a medical laser manufacturer that is traded on NASDAQ Stock Market. She was Chief Financial Officer of LanOptics Ltd. (NASDAQ: LNOP) from 1993 through 1996. Ms. Sarid currently serves LanOptics as a director and as chair of the audit committee. Ms Sarid also serves as a director of Oridion Ltd (SWXNM: ORIDN). Ms. Sarid received a B.A. in Economics and Accounting from Haifa University, and was awarded the CFO of the Year award in 1998 by the Association of Chief Financial Officers in Israel.

Izhak Tamir age 52, has been President and a Director of Orckit since its founding in 1990. Orckit Communications Ltd. (NASDAQ: ORCT) is a leading provider of advanced telecom equipment targeting high capacity packetized broadband services. From 1987 until 1989, Mr. Tamir was employed by Comstream Inc., in San Diego, California. From 1985 until 1987, he was vice president of A.T. Communication Channels Ltd., a subsidiary of Bezeq. From 1978 to 1985, he was a senior engineer in the Israeli Government. Mr. Tamir holds an engineering degree from the Technion and an M.B.A. from Tel Aviv University. Mr. Tamir has been chairman of the board of directors of Tickro Technologies Ltd. (NASDAQ: TKCRF.OB) since January 2000 and chief executive officer since August 2003.

III.     APPROVAL OF THE NOMINATION OF CHAIRMAN OF THE BOARD OF DIRECTORS TO SERVE ALSO AS CEO

        According to the Israeli Companies Law (5759-1999), if a Chairman of the board of directors of a public company is to serve the same company as Chief Executive officer, such appointment shall be approved by the majority vote of at least two-thirds of the non-controlling members of the Company present at the vote. The board of directors unanimously recommends to the shareholders to ratify its appointment of Mr. Amiram Levinberg, Chairman of the board of directors, to serve also as the Chief Executive Officer of the Company as of July 18, 2005.

PROPOSAL NO. 3

        The board of directors will propose that the following Ordinary Resolution be adopted:

“RESOLVED, to ratify the nomination by the board of directors of Mr. Amiram Levinberg, Chairman of the board of directors, to serve also as the Chief Executive Officer of the Company as of July 18, 2005.”

        Upon receipt of a properly signed and dated proxy and unless otherwise instructed on the proxy, the persons named in the enclosed proxy will vote the shares represented by the proxy FOR the proposal.

        The compensation of Mr. Amiram Levinberg will also be subject to compensation committee, audit committee, board and shareholder approval. This issue will be brought before the shareholders in a forthcoming proxy, only after a fully independent audit committee (with two external directors) will evaluate the compensation and recommend its approval before the shareholders.

IV.    APPROVAL OF AMENDMENTS TO OUR ARTICLES OF ASSOCIATION

        In March 2005, several sections of the Companies Law were amended. Some of these amendments relate to issues contained in our articles of association. We therefore propose to amend our articles of association accordingly. If the proposed amendments to our articles of association are approved, we will restate our articles of association and refer to them thereafter as our Articles of Association as amended and restated on August 30, 2005.

        Alternate Directors. The Companies Law authorizes directors to appoint alternate directors in their stead, provided that the company’s articles of association so permit. To qualify as an alternate director, a person must be qualified to serve as a director but cannot be a director of the company or an alternate director of another director of the company. The appointment of an alternate director does not absolve the appointing director of his or her responsibilities. The appointment may be general (for an indefinite period and for all purposes) or may be limited to a specific period of time or restricted to a specific meeting or board action. At present, none of our directors has appointed an alternate director pursuant to a general appointment. However, members of our board may, from time to time, appoint alternate directors for a specific meeting or board action.

        The March 2005 amendment to the Companies Law prohibits an external director from appointing an alternate director, except that, under certain conditions, an external director may appoint another external director to serve as an alternate member of a committee of the board of directors on which he or she is not a member. In addition, the March 2005 amendment permits a director to serve as an alternate member of a committee of the board of directors on which he or she is not a member.

        Indemnification of Directors. The Companies Law authorizes a company to indemnify an officer or director of the Company by reason of acts or omissions committed in his or her capacity as an officer or director of the Company for:

        (i)        a financial obligation imposed upon him or her by a court judgment, including a settlement or an arbitrator’s award approved by court; and

        (ii)        reasonable litigation expenses, including attorney’s fees, expended by an officer or director or charged to him or her by a court: (a) in a proceeding instituted against him or her by or on behalf of the Company or by another person, (b) in a criminal charge from which he or she was acquitted, or (c) in criminal proceedings in which he or she was convicted of a crime which does not require proof of criminal intent.

        The March 2005 amendment adds an additional category of indemnifiable expenses: reasonable litigation expenses, including attorney’s fees, expended by the officer or director as a result of an investigation or proceeding instituted against him by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against him and either (A) concluded without the imposition of any financial liability in lieu of criminal proceedings or (B) concluded with the imposition of a financial liability in lieu of criminal proceedings but relates to a criminal offense that does not require proof of criminal intent.

        A company may indemnify an officer or director after the fact, to the extent it is approved by the audit committee, board of directors and shareholders. With respect to undertakings to indemnify in the future, the Companies Law prior to the March 2005 amendment required that the undertaking be limited to types of occurrences which, in the opinion of the company’s board of directors, can be foreseen and in an amount the board of directors has determined is reasonable under the circumstances. The March 2005 amendment modifies this condition. It limits indemnification to occurrences deemed foreseeable by the board of directors in light of the actual activities of the company at the time the undertaking to indemnify is entered into. In addition, in lieu of limiting the indemnification to a maximum amount, the limit can be based on specified criteria. Finally, the undertaking must set forth the events deemed foreseeable by the board of directors and the maximum amount or criteria that the board of directors has determined to be reasonable under the circumstances. The March 2005 amendment applies these conditions only to financial obligations imposed by a court judgment, settlement or court-approved arbitration award but not to expenses incurred.

PROPOSAL NO. 4

        The Board of Directors will propose that the following Ordinary Resolution be adopted:

        “RESOLVED, that the Company’s Articles of Association be amended as set forth below.”

–	that paragraph (g) be added to Article 45 as follows:

        (g)        Notwithstanding Article 45(a), (i) no person shall be appointed as the Alternate Director for more than one Director and (ii) except as otherwise specifically permitted by the Companies Law, no External Director may appoint an Alternate Director.”

–	that Article 68A be replaced with the following:

        “68A Subject to the provisions of the Companies Law, the Company may indemnify an Office Holder to the maximum extent permitted by law, in respect of an obligation or expense specified below imposed on the Office Holder in respect of an act performed in his capacity as an Office Holder, as follows:

        (i)        a financial obligation imposed on him in favor of another person by a court judgment, including a compromise judgment or an arbitrator’s award approved by court;

        (ii)        reasonable litigation expenses, including attorney’s fees, expended by the Office Holder as a result of an investigation or proceeding instituted against him by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against him and either (A) concluded without the imposition of any financial liability in lieu of criminal proceedings or (B) concluded with the imposition of a financial liability in lieu of criminal proceedings but relates to a criminal offense that does not require proof of criminal intent; and

        (iii)        reasonable litigation expenses, including attorneys’ fees, expended by an Office Holder or charged to the Office Holder by a court, in a proceeding instituted against the Office Holder by the Company or on its behalf or by another person, or in a criminal charge from which the Office Holder was acquitted, or in a criminal proceeding in which the Office Holder was convicted of an offense that does not require proof of criminal intent.

        The Company may undertake to indemnify an Office Holder as aforesaid, (a) prospectively, provided that, in respect of Article 68A(c)(i), the undertaking is limited to events which in the opinion of the Board of Directors are foreseeable in light of the Company’s actual operations when the undertaking to indemnify is given, and to an amount or criteria set by the Board of Directors as reasonable under the circumstances, and further provided that such events and amount or criteria are set forth in the undertaking to indemnify, and (b) retroactively.

        Upon receipt of a properly signed and dated proxy and unless otherwise instructed on the proxy, the persons named in the enclosed proxy will vote the shares represented in the proxy for the proposals.

V.     APPROVAL OF INDEMNIFICATION LETTER

        The Companies Law authorizes the audit committee, board of directors and shareholders to approve to indemnify directors and officers of the Company, to the extent permitted by Law and as set forth in the Company’s Articles of Association. The audit committee and board of directors have approved and recommend that the shareholders approve that the Company provide an indemnification letter to each of its officers and directors in the form attached hereto as Exhibit A. Such indemnification letter conforms to the amendment to our Articles set forth above and will not be brought before the shareholders for approval if Proposal No. IV herein is not approved. The proposed letter ensures that our officers and directors have indemnification to the fullest extent permitted by law.

PROPOSAL NO. 5

        The board of directors will propose to the Meeting that the following Ordinary Resolution be adopted.

        “RESOLVED, that the indemnification letter agreements in favor of the Company’s directors and officers and described in the Company’s Proxy Statement dated August 3, 2005, be approved.”

        Upon receipt of a properly signed and dated proxy and unless otherwise instructed on the proxy, the persons named in the enclosed proxy will vote the shares represented by the proxy FOR the proposal.

VI.     APPROVAL OF AN AMENDMENT TO CERTAIN STOCK OPTION AGREEMENTS

        The board of directors recommends that the shareholders approve an amendment to the stock option agreements of certain past and present directors who did not serve as officers of the Company. Specifically, with respect to those directors serving on the board on July 17, 2005 who were not officers of the Company, the stock option committee, the audit committee and the board of directors has recommended that the shareholders approve an amendment to their stock option agreements such that all of the unvested options granted to them pursuant to such agreements shall vest immediately. Further, the stock option committee, the audit committee and the board of directors recommend to the shareholders that with respect to all options granted to the directors of the Company as of June 30, 2005, the exercise period of all such options shall be amended to be no later than June 30, 2006.

        The stock option agreements for directors, officers and other employees or service providers of the Company generally vest over a two-year period. In addition, the agreements provide that if the holder of an option ceases to be employed by the Company or ceases to provide services to the Company for reasons other than for Cause (a defined term), the options shall remain exercisable for a period of ninety days. The Company will record a compensation expense in its financial statements with respect to the proposed amendment if the closing price of our stock on August 30 is higher than the exercise price of the options granted to the directors.

        As discussed in proposal 2 above, six out of seven of the Company’s directors resigned on July 18, 2005 in connection with the closing of a transaction between Bank Hapoalim, Mivtach Shamir and York Capital Management. With respect to five of such directors who did not serve as officers of the Company (Messrs. Bednarek, Buchris, Chitayat and Neyman and Ms. Harnevo), the stock option committee, the audit committee and the board of directors (all of whom except Mr. Shlomo Rodav) noted in taking their decisions that they were interested parties) recommends that the shareholders approve the amendment of all their stock option agreements such that:

—	all of the unvested options shall vest immediately; and
—	the exercise period of all such options shall be amended to terminate on June 30, 2006.

        The aggregate number of options to be vested which would otherwise lapse if the resolution is not adopted is 50,800. In addition, the number of options that will remain exercisable until June 30, 2006 is 90,330. The exercise price for such options is between $5.00 and $6.89 per share.

PROPOSAL NO. 6

        At the Meeting, the board of directors will propose to the Meeting that the following Ordinary Resolution be adopted:

“RESOLVED, that the amendment of all of the stock option agreements of those directors who did not serve as officers of the Company as of July 17, 2005, as presented to the Meeting of Shareholders and described in the Company’s Proxy Statement dated August 3, 2005, be, and hereby is, approved.”

        Upon the receipt of a properly signed and dated proxy and unless otherwise instructed on the proxy, the persons named in the enclosed proxy will vote the shares represented thereby FOR the proposal.

VII.     APPROVAL OF REMUNERATION AND A BONUS TO BE PAID TO ISRAEL LITERAGE & SUPPLY & CO. LTD.

        The board of directors will present at the meeting for shareholder approval a resolution approved by the board of directors and the audit and compensation committees to compensate Israel Literage & Supply Co. Ltd. for the services of Mr. Shlomo Rodav to the Company as Chief Executive Officer from January 1 through July 18, 2005, in the following manner: (i) an additional monthly compensation of $25,000 plus value added tax (VAT) for the period beginning January 1, 2005 and ending July 18, 2005; and (ii) a $300,000 plus VAT bonus for services rendered as chief executive officer of the Company for the period beginning January 1, 2005 and ending July 18, 2005. If approved by the shareholders, payment shall be made to Israel Literage & Supply Co. Ltd., a company in Mr. Rodav’s control and ownership.

        The board of directors will propose that the following Ordinary Resolutions be adopted:

RESOLVED FURTHER, that the proposed terms for remuneration of Israel Literage & Supply Co. Ltd. for the services of Shlomo Rodav to the Company for the period beginning January 1, 2005 and ending July 18, 2005 as Chief Executive Officer as presented to the special meting of the shareholders and described in the Company’s Proxy Statement dated August 3, 2005, be, and hereby are, approved.

        Upon receipt of a properly signed and dated proxy and unless otherwise instructed on the proxy, the persons named in the enclosed proxy will vote the shares represented by the proxy FOR the proposal.

VIII.     ADDITIONAL INFORMATION

        Board Practices

        Our directors, except for the external directors, are currently elected at the annual shareholders’ meeting to serve until our next annual meeting of the shareholders and until their respective successors are elected and qualified, unless any office is vacated earlier under any relevant provisions of our articles of association. Our articles of association currently in effect provide that the directors may appoint additional directors (whether to fill a vacancy or to expand the board of directors). Our articles of association provide that the board of directors may delegate all of its powers to committees of the board of directors as it deems appropriate, subject to the provisions of applicable law.

        Alternate Directors

        Our articles of association provide that a director may appoint, by written notice to us and subject to the consent of the board of directors, any individual (subject to certain limitations under the Companies Law) to serve as an alternate director. Any alternate director shall have all of the rights and obligations of the director appointing him or her, except the power to appoint an alternate (unless otherwise specifically provided for in the appointment of such alternate). The alternate director may not act at any meeting at which the director appointing him or her is present. Unless the time period or scope of any such appointment is limited by the appointing director, such appointment is effective for all purposes and for an indefinite time, but will expire upon the expiration of term or vacation of office of the appointing director. Currently, no alternate directors have been appointed.

        Board Compensation

        The members of the board of directors who are not employees of the Company currently receive annual compensation in the amount of $20,000. In addition, board members receive $300 for each board or committee meeting attended, provided that the board member is a member of such committee and an additional $300 for each board or committee meeting which extends beyond four hours. For telephonic participation in board or committee meetings, board members receive 50% of what is received for physical participation.

        As additional remuneration for their services as directors on our board of directors, each non-employee director is currently granted options for the purchase of 6,066 shares from the 2003 Stock Option Plans.

        External Directors

        Under the Israeli Companies Law (the “Companies Law”), public companies are required to elect two external directors who must meet specified standards of independence. Companies that are registered under the laws of Israel and whose shares are listed for trading on a stock exchange outside of Israel, such as our Company, are treated as public companies with respect to the external directors requirement. External directors may not have, directly or indirectly through a relative, partner, employer or controlled entity, any affiliation with the public company, with those of its shareholders who are controlling shareholders at the time of appointment or with any entity controlled by the company or by its controlling shareholders, during the 2 years preceding their appointment. The term “affiliation” includes an employment relationship, a business or professional relationship maintained on a regular basis, control and services as an office holder. No person can serve as an external director if the person’s other positions or business creates or may create conflicts of interest with the person’s responsibilities as an external director. Until the lapse of two years from termination of office, a company may not engage an external director as an employee or otherwise.

        External directors serve for a three-year term, which may be renewed for only one additional three-year term. External directors can be removed from office only by the court or by the same special percentage of shareholders that can elect them, and then only if the external directors cease to meet the statutory qualifications with respect to their appointment or if they violate their fiduciary duty to the company. The court may additionally remove external directors from office if they were convicted of certain offenses by a non-Israeli court or are permanently unable to fulfill their position. If, when an external director is elected, all members of the board of directors of a company are of one gender, the external director to be elected must be of the other gender.

        Any committee of the board of directors must include at least one external director. The Audit committee must include both external directors. An external director is entitled to compensation as provided in regulations adopted under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

        The Companies Law requires external directors to submit to the company, prior to the date of the notice of the general meeting convened to elect the external directors, a declaration stating their compliance with the requirements imposed by Companies Law for the office of external director.

        Our shareholders appointed Mr. Haim Benjamini at the Special General Meeting held on February 3, 2005. Our second external director, Ms. Linda Harnevo, resigned on July 18, 2005 and this Proxy Statement contemplates the election of Dr. Leora Meridor, as our second external director.

        Audit Committee

        The Companies Law also provides that publicly traded companies must appoint an audit committee. The responsibilities of the audit committee include, but are not limited to, identifying irregularities in the management of the Company’s business and approving related party transactions as required by law. An audit committee must consist of at least three members, and include all of the Company’s external directors. However, the chairman of the board of directors, any director employed by the Company or providing services to the Company on a regular basis, any controlling shareholder and any relative of a controlling shareholder may not be a member of the audit committee. An audit committee may not approve an action or a transaction with an officer or director, a transaction in which an officer or director has a personal interest, a transaction with a controlling shareholder and certain other transactions specified in the Companies Law, unless at the time of approval two external directors are serving as members of the audit committee and at least one of the external directors was present at the meeting in which an approval was granted.

        Pursuant to the current listing requirements of the Nasdaq National Market, we are required to establish an audit committee, at least a majority of whose members are independent of management. Pursuant to the Sarbanes-Oxley Act of 2002, the Securities and Exchange Commission (the “SEC”) has issued new rules which require Nasdaq to impose independence requirements on each member of the audit committee. Nasdaq has proposed rules that comply with the SEC’s requirements and which are expected to be applicable to us as of July 31, 2005.

        Our audit committee consists of Messrs. Benjamini and Tamir and Ms. Karen Sarid. We believe that these appointments comply with the requirements of the SEC and Nasdaq rules, and that Ms. Sarid qualifies to serve as the audit committee’s financial expert, as required by the SEC and Nasdaq. Upon the nomination of Dr. Meridor to the board, it is expected that such nominee will also be added to our audit committee in order to meet the requirements of the Companies Law. We expect that Dr. Meridor will also qualify as a financial expert.

        Stock Option Plans

        As of July 20, 2005, we had granted options to purchase a total of 153,950 ordinary shares under plans from 1993 and 1995, both of which have expired. The exercise prices for such options vary from $7.80 to $3,197.50 and all such options expire at various times from November 2003 to February 2013. As of July 18, 2005, options under these plans totaling 46,496 shares have been exercised.

        In September 2003, we adopted the 2003 Stock Option Plan (Incentive and Restricted Stock Options), or the “2003 ISO/RSO Plan” and the Section 102 Stock Option Plan 2003, or the “2003 Section 102 Plan” and collectively, the “2003 Stock Option Plan”. At present, the 2003 Stock Option Plan provides for the granting of options of up to an aggregate of 2,635,000 ordinary shares to our officers, directors, employees or service providers or any of our subsidiaries. As of July 18, 2005, we had granted options to purchase a total of 2,541,041 ordinary shares under the 2003 Stock Option Plan, of which 161,882 have been exercised and 1,345,731 of which have vested.

        The purpose of the various Plans is to enable us to attract and retain qualified persons as employees, officers, directors, consultants and advisors and to motivate such persons by providing them with an equity participation in Gilat. In addition, the 2003 ISO/RSO Plan is designed to afford qualified optionees certain tax benefits available under the United States Internal Revenue Code of 1986, as amended (the “Code”). The 2003 Section 102 Plan is designed to afford qualified optionees certain tax benefits under the Israel Income Tax Ordinance.

        The 2003 Stock Option Plans are administered by a Stock Option Committee appointed by our board of directors. The Stock Option Committee, currently comprised of Messrs. Benjamini, Blank and Tamir and Ms. Sarid, has broad discretion, subject to certain limitations, to determine the persons entitled to receive options, the terms and conditions on which options or rights to purchase are granted and the number of shares subject thereto. The Stock Option Committee also has discretion to determine the nature of the consideration to be paid upon the exercise of an option and/or right to purchase granted under the 2003 Plans. Such consideration generally may consist of cash or, at the discretion of the Board, cash and a recourse promissory note. All grants of options pursuant to the 2003 Section 102 Plan are subject to the approval of the board of directors.

        Stock options issued as incentive stock options pursuant to the 2003 ISO/RSO Plan will only be granted to the employees and directors of Gilat or its subsidiaries. The exercise price of incentive stock options issued pursuant to the 2003 ISO/RSO Plan must be at least equal to the fair market value of the ordinary shares as of the date of the grant (and, in the case of optionees who own more than 10% of the voting stock, the exercise price must equal at least 110% of the fair market value of the ordinary shares as of the date of the grant). Unless otherwise provided in an option agreement, the price per share under options awarded pursuant to the 2003 Stock Option Plan shall be the higher of (i) $5.00 per share; and (ii) the fair market value of the shares, as of the date of the option grant.

        Options are exercisable and restrictions on disposition of shares lapse according to the terms of the individual agreements under which such options were granted or shares issued.

        In addition, two former executives have been granted options outside of our stock option plans, in an aggregate amount of 375,000 shares, 93,450 of which have already been exercised. The exercise price is $5.00 per share.

IX.     OTHER BUSINESS

        The Meeting is called for the purposes set forth in the Notice accompanying this Proxy Statement. As of the date of the Notice, the board of directors knows of no business that will be presented for consideration at the Meeting other than the foregoing matters. If other matters not now known properly come before the Meeting, however, it is intended that the persons named as proxies or their substitutes will vote the shares in accordance with their best judgment with respect to such matters.

EXHIBIT A

LETTER OF INDEMNIFICATION

To:

You have been appointed as an officer and/or director of Gilat Satellite Networks Ltd., a company organized under the laws of the State of Israel (the “Company”). The Company agrees to indemnify you pursuant to the terms and conditions herein to the fullest extent permitted by law for activities performed as an officer and/or director.

In consideration of your continuing service to the Company, the Company hereby agrees as follows:

1.     Subject to the conditions set forth in this Letter of Indemnification, the Company hereby undertakes to indemnify you to the maximum extent permitted by law for:

        1.1        any financial obligation imposed on you in favor of another person by a court judgment, including a settlement or an arbitrator’s award approved by court, in respect of any act or omission (“Action”) taken or made by you in your capacity as a director, officer and/or employee of the Company;

        1.2.        reasonable litigation expenses, including attorney’s fees, expended by you as a result of an investigation or proceeding instituted against you by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against you and either (A) concluded without the imposition of any financial liability in lieu of criminal proceedings or (B) concluded with the imposition of a financial liability in lieu of criminal proceedings but relates to a criminal offense that does not require proof of criminal intent; and

        1.3        all reasonable litigation expenses, including attorneys’ fees, expended by you or charged to you by a court, in a proceeding instituted against you by the Company or on its behalf or by another person, or in any criminal proceedings in which you are acquitted, or in any criminal proceedings of a crime which does not require proof of criminal intent in which you are convicted, all in respect of actions taken by you in your capacity as a director, officer and/or employee of the Company.

        The above indemnification will also apply to any Action taken by you in your capacity as a director, officer and/or employee of any other company controlled, directly or indirectly, by the Company (a “Subsidiary”) or in your capacity as a director, or observer at board of directors’ meetings, of a company not controlled by the Company but where your appointment as a director or observer results directly from the Company’s holdings in such company (“Affiliate”).

2.     The Company will not indemnify you for amounts you may be obligated to pay solely in respect of the exclusions under section 263 of the Companies Law 1999, as determined by final court decision.

3.     The Company will make available all amounts needed in accordance with paragraph 1 above when such amounts become payable by you (“Time of Indebtedness”) with respect to items referred to in paragraph 1 above, even prior to a court decision. You agree to repay advances given to cover legal expenses in criminal proceedings if you are found guilty of a crime that requires proof of criminal intent. You further agree to repay advances if it is determined that you are not lawfully entitled to such indemnification.

        As part of the aforementioned undertaking, the Company will provide security or a guarantee that you may be required to post in accordance with an interim decision given by a court or an arbitrator, including for the purpose of substituting liens imposed on your assets.

4.     You will be indemnified hereunder whether or not at the relevant Time of Indebtedness you are a director, officer or employee of the Company, a Subsidiary, or an Affiliate, provided that the obligations are in respect of Actions taken while you were such a director, officer and/or employee within the scope of your responsibilities.

5.     Actions to be indemnified hereunder pursuant to paragraph 1 shall include, but shall not be limited to:

        5.1        The offering of securities by the Company and/or by a shareholder to the public and/or to private investors or the offer by the Company to purchase securities from the public and/or from private investors or other holders pursuant to a prospectus, agreements, notices, reports, tenders and/or other proceedings;

        5.2        Occurrences resulting from the Company’s status as a public company, and/or from the fact that the Company’s securities were offered to the public and/or are traded on a stock exchange, whether in Israel or abroad;

        5.3        Occurrences in connection with investments that the Company and/or Subsidiaries and/or Affiliates make in other corporations whether before and/or after the investment is made, entering into the transaction, the execution, development and monitoring thereof, including actions taken by you in the name of the Company and/or a Subsidiary and/or Affiliate as a director, officer, employee and/or board observer of the corporation the subject of the transaction and the like;

        5.4        The sale, purchase and holding of negotiable securities or other investments for or in the name of the Company, a Subsidiary and/or an Affiliate;

        5.5        Actions in connection with the merger of the Company, a Subsidiary and/or an Affiliate with or into another entity;

        5.6        Actions in connection with the sale of the operations and/or business, or part thereof, of the Company, a Subsidiary and/or an Affiliate;

        5.7        Without derogating from the generality of the above, actions in connection with the purchase or sale of companies, legal entities or assets, and the division or consolidation thereof;

        5.8        Actions relating to the operations and management of the Company, Subsidiaries and/or Affiliates;

        5.9        Actions relating to agreements and transactions of the Company, Subsidiaries and/or Affiliates with others, including, for example: customers, suppliers, contractors, etc.;

        5.10        Actions concerning the approval of transactions of the Company with officers and/or directors and/or holders of controlling interests in the Company;

        5.11        Monetary liabilities to third parties relating to the return of loans;

        5.12        Actions taken in connection with labor relations and/or employment matters in the Company, Subsidiaries and/or Affiliates and trade relations of the Company, Subsidiaries and/or Affiliates, including with employees, independent contractors, customers, suppliers and service providers;

        5.13        Actions in connection with the testing of products developed by the Company, Subsidiaries and/or Affiliates or in connection with the distribution, sale, license or use of such products;

        5.14        Actions taken in connection with the intellectual property of the Company, Subsidiaries and/or Affiliates, and its protection, including the registration or assertion of rights to intellectual property and the defense of claims related to infringement, ownership, and use of intellectual property;

        5.15        Actions taken pursuant to, or in accordance with, the policies and procedures of the Company, Subsidiaries and/or Affiliates, including but no limited to implementation relating to the Sarbanes Oxley Act, whether or not such policies and procedures are published.

        5.16        Representations and warranties made in good faith in connection with the business of the Company, Subsidiaries, and Affiliates.

6.     The Company will not indemnify you for any liability with respect to which you have received payment under coverage of an insurance policy or another indemnification agreement. The Company will indemnify you for amounts which are in excess of the amounts actually paid to you pursuant to any such insurance policy or other indemnification agreement (including deductible amounts not covered by insurance policies).

7.     The total amount of Indemnification that the Company undertakes towards all persons whom it has resolved to indemnify for the matters and in the circumstances described herein, jointly and in the aggregate, shall not exceed an amount equal to US$10,000,000.

8.     The Company will be entitled to any amount collected from a third party in connection with liabilities indemnified hereunder.

9.     In accordance with applicable law and the terms and conditions of this Letter of Indemnification, the Company will indemnify you in accordance with the following:

        9.1        You shall promptly notify the Company in writing of any legal proceedings initiated against you and of all possible or threatened legal proceedings without delay following your first becoming aware thereof, and you shall deliver to the Company, or to such person as it shall advise you, all documents you receive in connection with these proceedings.

        9.2        Other than with respect to proceedings that have been initiated against you by the Company or in its name, the Company shall be entitled to undertake the conduct of your defense in respect of such legal proceedings and/or to hand over the conduct thereof to any attorney which the Company may choose for that purpose, except to an attorney who is not, upon reasonable grounds, acceptable to you.

Notwithstanding the foregoing, in the case of a reasonably likely conflict of interest between you and the Company, Affiliates and/or Subsidiaries (referred to as a “Conflict Situation”), you will be entitled to appoint an attorney of your own to represent you in such proceedings. Your attorney shall be fully updated on the defense proceedings, and the Company shall cooperate with your attorney. The Company shall indemnify you for all reasonable expenses you incur in connection with engaging such attorney.

Additionally, if you are no longer affiliated with the Company, Affiliates and/or Subsidiaries at the Time of Indebtedness, and there is no reasonably likely conflict of interest between you and the Company, then you and the Company shall discuss and agree to the manner of your representation in such matter.

Except in the event of a Conflict Situation and as otherwise may be agreed by you and the Company, the Company shall be entitled to conclude such proceedings, in its discretion, including by way of settlement. You agree to execute all documents reasonably required to enable the Company to conduct your defense, and to represent you in all matters connected therewith.

        In the case of criminal proceedings, the Company will not have the right to plead guilty on your behalf or to agree to a plea-bargain on your behalf without your written consent. Furthermore, in a civil proceeding (whether before a court or as a part of a compromise arrangement), where a Conflict Situation exists, the Company will not have the right to admit to any Actions without your written consent. In a civil proceeding (whether before a court or as a part of a compromise arrangement), where no Conflict Situation exists, the Company will not have the right to admit to any Actions that are not indemnifiable pursuant to this Letter of Indemnification and/or pursuant to law, without your written consent.

        However, this will not prevent the Company from coming to a financial arrangement with a plaintiff in a civil proceeding without your consent, provided that such arrangement does not include an admission of an Action.

        9.3        You agree to cooperate in good faith with the Company as may be required during any such legal proceedings, including but not limited to the execution of power(s) of attorney and other documents, provided that the Company shall cover all costs incidental thereto.

        9.4        The Company will have no liability or obligation pursuant to this Letter of Indemnification or the above resolutions to indemnify you for any expenses or damages pursuant to any compromise or settlement agreement reached in any suit, demand or other proceeding, unless the Company has given advance written approval for such compromise or settlement.

10.     The Company hereby exempts you, to the fullest extent permitted by law, from any liability for damages caused as a result of a breach of your duty of care to the Company, provided that in no event shall you be exempt with respect to any Actions listed in paragraph 2 above.

11.     For the avoidance of doubt, it is hereby clarified that nothing contained in this Letter of Indemnification or in the above resolutions derogates from the Company’s right to indemnify you post factum for any amounts which you may be obligated to pay as set forth in paragraph 1 above.

12.     If all or part of any undertaking contained herein is held invalid or unenforceable by a court of competent jurisdiction, such invalidity or unenforceability will not affect any of the other undertakings which will remain in full force and effect. Furthermore, if such invalid or unenforceable undertaking may be modified or amended so as to be valid and enforceable as a matter of law, such undertakings will be deemed to have been modified or amended, and any competent court or arbitrator are hereby authorized to modify or amend such undertaking, so as to be valid and enforceable to the maximum extent permitted by law.

13.     This Letter of Indemnification and the agreement herein shall be governed by and construed and enforced in accordance with the laws of the State of Israel.

14.     This Letter of Indemnification cancels and supersedes any preceding letter of indemnification that may have been issued to you.

This letter is being issued to you pursuant to the resolutions adopted by the Audit Committee of the Company and by the Board of Directors of the Company on August 3, 2005.

Very truly yours, Gilat Satellite Networks Ltd. By: ——————————————

Please sign and return the enclosed copy of this letter to acknowledge your agreement to the contents hereof.

Date: ________________, 2005

—————————————— Name:

SPECIAL GENERAL MEETING OF SHAREHOLDERS OF

GILAT SATELLITE NETWORKS LTD.

August 30, 2005

Please date, sign and mail
your proxy card in the
envelope provided as soon
as possible.

â Please detach along perforated line and mail in the envelope provided. â

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSALS 1 THROUGH 7.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

			FOR	AGAINST	ABSTAIN
(1)

RESOLVED, that the election of Dr. Leora Meridor the nominee to the board of directors as external director for a period of three years commencing on August 31, 2005 and ending August 30, 2008, as presented to the Special General Meeting of Shareholders and described in the Company’s Proxy Statement dated August 3, 2005, be, and hereby is, approved.

			☐	☐	☐

(2)

RESOLVED, that the election of each of the nominees for election to the board of directors, as presented to the Meeting of Shareholders and described in the Company’s Proxy Statement dated August 3, 2005, be, and hereby is, approved.

			☐	☐	☐

(3)

RESOLVED, to ratify the nomination by the board of directors of Mr.  Amiram Levinberg, Chairman of the board of directors, to serve also as the Chief Executive Officer of the Company as of July 18, 2005.

			☐	☐	☐

	(4)	RESOLVED, the Company’s Articles of Association be amended as set forth in the Proxy Statement dated August 3, 2005.	☐	☐	☐

	(5)	RESOLVED, that the indemnification letter agreements in favor of the Company’s directors and officers and described in the Company’s Proxy Statement dated August 3, 2005, be approved.	☐	☐	☐

(6)

  RESOLVED, that the amendment of all of the stock option agreements of those directors who did not serve as officers of the Company as of July 17, 2005, as presented to the Meeting of Shareholders and described in the Company’s Proxy Statement dated August 3, 2005, be, and hereby is, approved.

			☐	☐	☐

(7)

RESOLVED, that the proposed terms for remuneration of Israel Literage & Supply Co. Ltd. for the services of Shlomo Rodav to the Company for the period beginning January 1, 2005 and ending July 18, 2005 as Chief Executive Officer as presented to the Special Meeting of the Shareholders and described in the Company’s Proxy Statement dated August 3, 2005, be, and hereby are, approved.

			☐	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.

☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:

Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

GILAT SATELLITE NETWORKS LTD.
PROXY FOR SPECIAL GENERAL MEETING OF SHAREHOLDERS
AUGUST 30, 2005

          KNOW ALL MEN BY THESE PRESENT that the undersigned hereby constitutes and appoints Ms. Rachel Prishkolnik as the attorney and proxy of the undersigned, with full power of substitution to appear and to vote all of the Ordinary Shares of Gilat Satellite Networks Ltd. (the “Company”) registered in the name of the undersigned, at the Special General Meeting of Shareholders of the Company which will be held in Israel at the offices of the Company at 21 Yegia Kapayim Street, Kiryat Arye, Petach Tikva 49130, Israel on August 30, 2005 at 10:00 a.m. local time, and at any adjournments thereof, for the purposes described in the accompanying Proxy Statement and Notice.

Upon being returned, signed and dated, all shares represented by this Proxy Card will be voted as indicated by the shareholder on the reverse side. IN THE ABSENCE OF SUCH INDICATION, THE RETURNED AND SIGNED PROXY WILL BE VOTED “FOR” EACH OF THE MATTERS SET FORTH ON THE REVERSE SIDE. THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF GILAT SATELLITE NETWORKS LTD.

Only proxies received by the Company no later than 12:00 p.m., New York City time on August 29, 2005, will be deemed received in a timely fashion and the votes therein shall be recorded.

(Continued and to be signed on the reverse side)